United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release	3
Signatures	4

Press Release

Vale updates on the exclusivity to negotiate the sale of Vale New Caledonia

Rio de Janeiro, July 27, 2020 — Vale S.A. (“Vale”) updates on the press release issued on May 25th, 2020 “Vale enters into exclusivity to negotiate the sale of Vale New Caledonia” and informs that the exclusivity entered by Vale Canada Limited (“VCL”) with New Century Resources Limited (“NCZ”) to negotiate the sale of its ownership interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”) has been extended by mutual agreement for 45 days, allowing for the completion of the due diligence by NCZ and negotiation of transaction documentation.

In its current non-binding form, the funding structure encompasses approximately US$ 900 million in contributions from the parties, including approximately US$ 500 million(1) through a trust scheme from VCL, the renewal of an existing € 200 million facility from the French State and US$ 200 million sourced by NCZ through a debt facility, offtake financing and third party VNC level strategic investment.

With this announcement, the potential contribution to be made by VCL will be reserved in Vale’s consolidated financial statements on approximately US$ 500 million when, subject to the prior consultation of the VNC works council, the negotiation is completed and final transaction documentation is signed.

Vale reaffirms its commitment with its shareholders to transform the Base Metals business, simplifying operations flowsheet going forward and enabling the continuous focus on core assets, while also honoring its new pact with society, contributing to the maintenance of a sustainable environment for safe operations continuity.

(1) As of July 1st, 2020

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 27, 2020		Director of Investor Relations